Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Allegheny Ludlum, LLC Personal Retirement and 401(k) Savings Account Plan, The 401(k) Plan, the Allegheny Technologies Retirement Savings Plan, the ATI Forgings and Castings Savings and Deferral Plan and the ATI Ladish Hourly Employees Savings and Deferral Investment Plan, of our reports dated February 28, 2013, with respect to the consolidated financial statements of Allegheny Technologies Incorporated and Subsidiaries and the effectiveness of internal control over financial reporting of Allegheny Technologies Incorporated and Subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

May 15, 2013